HERNÁNDEZ BARBOSA CUEVAS & HUERGA
ABOGADOS

FERNANDO HERNÁNDEZ GÓMEZ
RICARDO BARBOSA ASCENCIO
AGUSTIN CUEVAS DE ALBA
GERARDO ALEJANDRO HUERGA FERNÁNDEZ

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MÉXICO 44637
TEL. (33) 3817-1731 FAX 3817-1732
fhernandez@hbclaw.com.mx
www.hbclaw.com.mx

CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.

August 10th, 2006.

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the Second quarter report for 2006 (year ending December 31, 2006), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernández, Esq.

dlw 8/16

Second Quarter Report for 2006

Commentaries of the Quarter
Values US Legal Currency

The total sales increased 18.8%
The domestic market represents an increase of 17.5%.
The export sales grew 21.3%
It been optimized the labor capital, reducing inventories 8.9% and the clients grew 1.4%, nevertheless the operational volume and sales grew 26.9% and 17.5% respectively.

The financial debt still been reducing in the quarter to 1.7%
During the last 12 months the liabilities have been reduced 15.8% showing the lowest level since 1998.

Resulted Balance 2Q06 vs 2Q05 (April-June)

The total sales increased 20.6% in volume, 18.8% in dollars and 17.5% in pesos.

The export sales increased 17.7% in volume, 21.3% in dollars and 20.1% in pesos. This increase derives from the incorporation applied since the fourth quarter of 2005, of new towel program for homes with the participation of one of the largest commercial chains in United States of America.

The operational profit increased 3.8% in real terms and represents the 7.6%of the sales comparing the sales of 8.6% during the 2T05.

Integral Cost of Financing
The integral cost of financing was $6.5 million pesos during 2Q06 comparing to the ($5.1) million pesos which favor 2Q05. The change derives principally from the exchange parity.
The interests paid increased 11.8% in dollars or 10.6% in pesos due to the increment of 1.47 percentage points in the rate.

Other Financial Operations
This item mainly reflects expenses incurred by the unused portion of the installed capacity of the production plant.

Net Profit
The results of the quarter reflect loss of 184 thousand pesos, affected principally from the exchange parity registered at the end of the month.

Last 12 months results 2006 vs 2005 (July - June)

The total amount of sales increased 11.7% in volume, 17.0% in dollars and 8.7% in pesos.

The national sales increased 23.3% in volume, 22.4% in dollars and 13.9% in pesos.

The export sales decreased 4.5% in volume, 0.7% in pesos, increasing 7.5% in dollars.

The operational expenses improved 1.6 points passing 18.4% to 16.8% over sales.

The operational margin decreased passing from 7.7% to 7.1%.

Other Financial Operations

This part reflects principally the expenses with install capacity not use and not included in the standard cost and extraordinary indemnification of the workers due to the restructure implemented during 2004.

Taxes, PTU and D- 4.

Herein it is registered the ISR and PTU provisions. During December 2004 period, it was recognized by the tax differed the favorable effect as per the decrease of the INCOME TAX rate for the 2005.

The actualization of the capital reduced $5.7 million pesos.

General Issues.

It will be performed the necessary legal and administrative actions in order to fulfill what is established by the new Market Value Law, process which is estimated to be conclude during the fourth quarter of 2006. We proceeded to consult before the CNBV and SHCP, in order to keep our Tax I.D. with the purpose that our label in the products may not suffer any change due to the signal B for pertaining to Stock Exchange Company.

The secure amount increased to 1 one million dollars purchased in a exchange rate of 10.63 amount that represented an extraordinary income of $710 thousand pesos.

The agreement executed with Looney Tunes was extended and included Warner Bros Personalities in the front of the towels, Before that the agreement only comply the use of this license for the bathroom towels for kids. (hooded).

During the quarter the company implemented a new campaign of new stamp products with the Disney characters including the Cars Movie and the Pirates of the Caribbean II).

It was contracted with Dream-works the license of the movie Flushed Away.

Hilasal

MEXICANA, S.A DE C.V.

Second Quarter Report 2006

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	592,566	100	616,590	100
s02	CURRENT ASSETS	203,748	34	229,313	37
s03	CASH AND SHORT-TERM INVESTMENTS	954	0	16,666	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	96,022	16	94,700	15
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	8,315	1	10,000	2
s06	INVENTORIES	98,457	17	107,947	18
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	377,611	64	380,415	62
s13	LAND AND BUILDINGS	171,489	29	170,968	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	590,664	100	561,502	91
s15	OTHER EQUIPMENT	100,537	17	97,141	16
s16	ACCUMULATED DEPRECIATION	494,170	83	452,008	73
s17	CONSTRUCTION IN PROGRESS	9,091	2	2,812	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,207	2	6,862	1
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	293,866	100	327,255	100
s21	CURRENT LIABILITIES	140,413	48	94,191	29
s22	SUPPLIERS	37,463	13	28,088	9
s23	BANK LOANS	82,307	28	44,240	14
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	12,616	4	11,282	3
s26	OTHER CURRENT LIABILITIES	8,027	3	10,581	3
s27	LONG-TERM LIABILITIES	91,488	31	161,859	49
s28	BANK LOANS	91,488	31	161,859	49
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	61,965	21	71,205	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	298,700	100	289,335	100
s36	CONTRIBUTED CAPITAL	232,741	78	232,745	80
s79	CAPITAL STOCK	185,062	62	185,065	64
s39	PREMIUM ON ISSUANCE OF SHARES	47,679	16	47,680	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	65,959	22	56,590	20
s42	RETAINED EARNINGS AND CAPITAL RESERVES	341,356	114	337,703	117
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(275,397)	(92)	(281,113)	(97)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL   QUARTER: 2   YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS   NOT CONSOLIDATED

(Thousands of Mexican Pesos)   Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	954	100	16,666	100
s46	CASH	815	85	7,611	46
s47	SHORT-TERM INVESTMENTS	139	15	9,055	54
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,207	100	6,862	100
s48	DEFERRED EXPENSES (NET)	11,207	100	6,862	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	140,413	100	94,191	100
s52	FOREIGN CURRENCY LIABILITIES	99,556	71	57,547	61
s53	MEXICAN PESOS LIABILITIES	40,857	29	36,644	39
s26	OTHER CURRENT LIABILITIES	8,027	100	10,581	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	1,088	14	1,012	10
s68	PROVISIONS	3,150	39	4,834	46
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	3,789	47	4,735	45
s27	LONG-TERM LIABILITIES	91,488	100	161,859	100
s59	FOREIGN CURRENCY LIABILITIES	91,488	100	157,915	98
s60	MEXICAN PESOS LIABILITIES	0	0	3,944	2
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	61,965	100	71,205	100
s66	DEFERRED TAXES	60,937	98	70,470	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,028	2	735	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	185,062	100	185,065	100
s37	CAPITAL STOCK (NOMINAL)	48,417	26	48,417	26
s38	RESTATEMENT OF CAPITAL STOCK	136,645	74	136,648	74

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 YEAR: 2006

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	341,356	100	337,703	100
s93	LEGAL RESERVE	21,751	6	20,521	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,308	2	8,310	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	312,783	92	297,033	88
s45	NET INCOME FOR THE YEAR	(1,486)	0	11,839	4
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(275,397)	100	(281,113)	100
s70	ACCUMULATED MONETARY RESULT	(127,752)	46	(125,528)	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(80,474)	29	(88,414)	31
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(67,171)	24	(67,171)	24
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	63,335	135,122
s73	PENSIONS AND SENIORITY PREMIUMS	1,028	735
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	243	240
s76	WORKERS (*)	596	451
s77	OUTSTANDING SHARES (*)	130,284,546	130,293,546
s78	REPURCHASED SHARES (*)	9,155,454	9,146,454
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	199,490	100	180,106	100
r02	COST OF SALES	152,293	76	132,896	74
r03	GROSS PROFIT	47,197	24	47,210	26
r04	OPERATING EXPENSES	33,709	17	31,238	17
r05	OPERATING INCOME	13,488	7	15,972	9
r06	INTEGRAL FINANCING COST	12,093	6	(3,227)	(2)
r07	INCOME AFTER INTEGRAL FINANCING COST	1,395	1	19,199	11
r08	OTHER EXPENSE AND INCOME (NET)	3,488	2	3,402	2
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(2,093)	(1)	15,797	9
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(607)	0	3,958	2
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(1,486)	(1)	11,839	7
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(1,486)	(1)	11,839	7
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(1,486)	(1)	11,839	7
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(1,486)	(1)	11,839	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	199,490	100	180,106	100
r21	DOMESTIC	135,750	68	130,915	73
r22	FOREIGN	63,740	32	49,191	27
r23	TRANSLATED INTO DOLLARS (***)	5,862	3	4,322	2
r06	INTEGRAL FINANCING COST	12,093	100	(3,227)	100
r24	INTEREST EXPENSE	6,915	57	5,985	(185)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	48	0	236	(7)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	6,007	50	(7,789)	241
r28	RESULT FROM MONETARY POSITION	(781)	(6)	(1,187)	37
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(607)	100	3,958	100
r32	INCOME TAX	2,625	(432)	1,562	39
r33	DEFERRED INCOME TAX	(3,232)	532	1,563	39
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	355	9
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	478	12

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 YEAR: 2006

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	229,633	192,712
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	393,779	362,378
r39	OPERATING INCOME (**)	27,771	27,912
r41	NET CONSOLIDATED INCOME (**)	3,660	22,802
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	13,875	13,344

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	102,968	100	87,653	100
rt02	COST OF SALES	78,290	76	64,406	73
rt03	GROSS PROFIT	24,678	24	23,247	27
rt04	OPERATING EXPENSES	16,813	16	15,672	18
rt05	OPERATING INCOME	7,865	8	7,575	9
rt06	INTEGRAL FINANCING COST	6,499	6	(5,128)	(6)
rt07	INCOME AFTER INTEGRAL FINANCING COST	1,366	1	12,703	14
rt08	OTHER EXPENSE AND INCOME (NET)	1,598	2	1,596	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(232)	0	11,107	13
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(48)	0	2,834	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(184)	0	8,273	9
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(184)	0	8,273	9
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(184)	0	8,273	9
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(184)	0	8,273	9

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

HILASAL MEXICANA S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	102,968	100	87,653	100
rt21	DOMESTIC	67,983	66	58,524	67
rt22	FOREIGN	34,985	34	29,129	33
rt23	TRANSLATED INTO DOLLARS (***)	3,147	3	2,594	3
rt06	INTEGRAL FINANCING COST	6,499	100	(5,128)	100
rt24	INTEREST EXPENSE	3,369	52	3,048	(59)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	27	0	179	(3)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,008	46	(7,997)	156
rt28	RESULT FROM MONETARY POSITION	149	2	0	0
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(48)	100	2,834	100
rt32	INCOME TAX	1,575	(3281)	1,534	54
rt33	DEFERRED INCOME TAX	(1,623)	3381	944	33
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	356	13
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,134	6,581

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2006 AND 2005

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(1,486)	11,839
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,224	12,311
c03	RESOURCES FROM NET INCOME FOR THE YEAR	11,738	24,150
c04	RESOURCES PROVIDED OR USED IN OPERATION	7,270	28,496
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	19,008	52,646
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(8,717)	(24,543)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,065)	(15,478)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(14,782)	(40,021)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(10,259)	(3,461)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(6,033)	9,164
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,987	7,502
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	954	16,666

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　QUARTER: 2　　YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	13,224	12,311
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	13,875	13,344
c41	+ (-) OTHER ITEMS	(651)	(1,033)
c04	RESOURCES PROVIDED OR USED IN OPERATION	7,270	28,496
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	7,011	(18,044)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,333)	30,390
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(3,519)	592
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	7,173	11,915
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,062)	3,643
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(8,717)	(24,543)
c23	+ BANK FINANCING	(8,717)	(24,543)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(6,065)	(15,478)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(5,996)	(15,478)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(69)	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(10,259)	(3,461)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(14,061)	(5,530)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	3,802	2,069
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.03		$	0.16	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	2.29		$	2.22	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.45	veces		0.47	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		37.32	veces		5.94	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

RATIOS

NOT CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(0.74)	%	6.57	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	1.22	%	7.88	%
p03	NET INCOME TO TOTAL ASSETS (**)	0.61	%	3.69	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(52.55)	%	10.02	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.66	veces	0.58	veces
p07	NET SALES TO FIXED ASSETS (**)	1.04	veces	0.95	veces
p08	INVENTORIES TURNOVER (**)	3.04	veces	2.88	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	75.33	dias	82.29	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.01	%	5.89	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	49.59	%	53.07	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	0.98	veces	1.13	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	65.01	%	65.83	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	24.22	%	42.54	%
p15	OPERATING INCOME TO INTEREST PAID	1.95	veces	2.66	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.33	veces	1.10	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.45	veces	2.43	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.74	veces	1.28	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.69	veces	0.70	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.67	%	17.69	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	5.88	%	13.40	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	3.64	%	15.82	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	2.74	veces	8.79	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	58.97	%	61.32	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	41.02	%	38.67	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	137.06	%	159.78	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Segundo Trimestre del 2006

Comentarios del Trimestre
Valores en término de dólares

Las ventas totales se incrementan 18.8%.
El mercado doméstico presenta un crecimiento del 17.5%.
Las ventas de exportación se incrementan 21.3%.
Se presentan incrementos en términos reales en utilidad bruta del 7.4%, en utilidad operativa del 4.9% y en Uafida del 7.2%
Anticipando volatilidad en el tipo de cambio derivada del periodo electoral, la empresa contrató cobertura cambiaria para cubrir las amortizaciones de deuda financiera de Junio a través de un futuro contratado desde Enero a un valor de $10.63 pesos por dólar.
Se ha optimizado el capital de trabajo reduciendo inventarios 8.9% y la cartera creció 1.4% no obstante el volumen de operación y ventas crecieron 26.9% y 17.5% respectivamente.
La deuda financiera sigue bajando disminuyendo en el trimestre 1.7%., en los últimos doce meses la deuda se ha reducido 15.8% presentando el nivel más bajo desde 1998.

Estado de Resultados 2T06 vs 2T05 (abril - junio)

Las ventas totales crecieron 20.6% en volumen, 18.8% en dólares y 17.5% en pesos.

La venta nacional se incrementa 22.3% en volumen, 17.5% en dólares y 16.2% en pesos.

Las ventas en exportación se incrementan 17.7% en volumen, 21.3% en dólares y 20.1% en pesos. Este crecimiento responde a la incorporación que desde el cuarto trimestre del 2005 se realizó, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de los Estados Unidos.

La mayor participación de venta de exportación incide para ubicar el margen bruto en 24.0%, respecto del 26.5% en el mismo periodo de 2005.

Los gastos de operación mejoran al pasar del 17.9% al 16.3% con respecto a ventas. Los gastos de venta representan el 8.6% mejorando el 8.9% del 2T-05. Los gastos de administración varían en 0.9% en términos reales mejorando su relación con respecto a ventas al ubicarse en 7.7% en comparación al 9.0% del 2T-05.

La utilidad operativa se incrementa 3.8% en términos reales y representa el 7.6% de la venta en comparación del 8.6% al 2T05.

La UAFIDA se incrementa 6.0% en términos reales y se ubicó en 14.6% sobre ventas en comparación de 16.2% al 2T05.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $6.5 millones de pesos en el 2T06 en comparación a ($5.1) millones de pesos que favorecieron el 2T05. Siendo el tipo de cambio el principal rubro que afectó los resultados financieros
Los intereses pagados aumentaron 11.8% en dólares o 10.6% en pesos por incremento de 1.47 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.25% en comparación del 3.27% del 2T05. La tasa anual promedio de préstamos fue de 6.79%

en dólares.

La paridad cambiaria al 2T06 resultó en $3.0 millones de pesos comparada con ($7.9) millones de pesos al 2T05.

En Enero de 2006 se contrataron futuros para cubrir el riesgo cambiario de las obligaciones de deuda en el mes de Junio. Se contrataron US$ 1 millón a $10.63 pesos por dólar liquidándose en $11.34, lo que generó para la empresa una utilidad real en flujo de $710 mil pesos.
El resultado de $3.0 millones de paridad en el 2T-06 registra el efecto de $3.7 millones en pérdida cambiaria contable, y una utilidad real por operaciones de futuros de $710 mil pesos.

El Repomo al 1T06 fue de $149 mil pesos en comparación con $0 miles de pesos al 2T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

Los resultados del trimestre presentan pérdida de 184 mil pesos, afectados principalmente por el efecto cambiario registrado contablemente al cierre del mes.

Resultados Últimos Doce Meses 2006 vs 2005 (julio - junio)

Las ventas totales se incrementaron 11.7% en volumen y 17.0% en dólares y 8.7% en pesos.

Las ventas nacionales aumentaron 23.3% en volumen, 22.4% en dólares y 13.9% en pesos.

Las exportaciones disminuyeron 4.5% en volumen y 0.7% en pesos, incrementándose 7.5% en dólares. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por tercer trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto disminuye al pasar del 26.1% al 23.9% por mayor participación de ventas de exportación.

Los gastos de operación mejoran 1.6 puntos al pasar del 18.4% al 16.8% sobre ventas. Los gastos de venta disminuyen pasando del 9.4% sobre ventas a junio del 2005, al 8.7% a junio del 2006. Los gastos de administración se reducen 1.9% en términos reales y representan el 8.1% de la venta, en comparación del 9.0% que tenían a junio del 2005.

El margen de operación disminuyó al pasar de 7.7% al 7.1%.

La UAFIDA representó el 13.9% con respecto a ventas, en comparación del 19.3% del 2005.

Costo Integral de Financiamiento

El costo integral de financiamiento a junio del 2006 representó $15.3 millones pesos en comparación de ($9.4) millones de pesos a junio del 2005. La variación mas significativa

se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 14.6% al pasar de $12.1 a $13.9 millones de pesos. En término de dólares aumentaron de $1.0 millones a $1.2 millones. Los intereses netos en su relación a ventas representan el 3.5% en 2006 en comparación a 3.3% de 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó $5.5 millones de pesos en el 2006 comparado con ($13.5) millones que favorecieron los resultados al 2005.

El Repomo a junio de 2006 fue de ($3.9) millones de pesos, comparado con ($7.6) millones de pesos a junio 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU. En diciembre de 2004 se reconoció en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante.

Utilidad Neta

La utilidad neta, afectada por los registros contables provenientes de los efectos cambiarios, representa el 0.9% de la venta en comparación al 6.3% del 2005. Separando la ganancia cambiaria para los últimos 12 meses a junio de 2005 y la pérdida cambiaria 12 meses a de junio de 2006 la utilidad neta para ambas fechas es cercana a $9.2 millones de pesos.

Balance al 30 de junio 2006 vs 30 de junio 2005.

De junio del 2005 a junio del 2006 el peso se depreció 3.4% con respecto al dólar y la inflación fue del 3.3%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 3.9% en pesos o 4.0% en dólares no obstante el mayor nivel de operación de la empresa. La cartera se incrementa 1.4% en pesos o 1.3% en dólares. Los días cartera se reducen de 82 en junio 2005 a 75 a junio 2006. Los inventarios disminuyeron 8.8% en pesos o 8.9% en dólares, mejorando su rotación de 2.5 a 3.0 veces. El activo fijo disminuyó 0.7% en pesos y 0.8% en dólares. Los recursos generados por la reducción en el capital de trabajo fueron aplicados al pago de deuda.

El pasivo total disminuyó 10.2% en pesos y 10.3% en dólares. La deuda con costo se reduce 15.8% para ubicarse en US$ 15.6 millones, su nivel más bajo en los últimos ocho años, fortaleciendo la posición financiera de la empresa con una relación de Pasivo con Costo a Capital de 58.1%.

El capital contable pasó de $289.3 a $298.7 millones. La cuenta de insuficiencia en la

actualización del capital se redujo $5.7 millones de pesos.

Asuntos Generales

Se realizan las gestiones legales y administrativas para dar cumplimiento a lo establecido por la Nueva Ley del Mercado de Valores, proceso que estimamos concluir durante el cuarto trimestre del 2006. Se procedió a hacer una consulta ante la CNBV así como ante SHCP, para mantener nuestro RFC con el propósito de que el etiquetado de nuestros productos no sufra afectación con motivo del nuevo RFC de acuerdo a la sigla B de empresa bursátil.

Con base a lo dispuesto por la Circular Única de Emisoras, la empresa dio cumplimiento en el mes de Junio, tanto de manera impresa como en EMISNET, del Reporte Anual así como del Código de Mejores Prácticas Corporativas.

La incertidumbre del proceso electoral en México generó volatilidad en el tipo de cambio en las últimas semanas del mes de junio lo que afectó el costo integral de financiamiento registrado al 30 de junio. Hilasal protegió el flujo de la empresa para hacer frente a las obligaciones de deuda financiera para el mes de junio, contratando en enero futuros del dólar. El monto asegurado ascendió a US$ 1 millón de dólares contratados a $10.63, monto que a su vencimiento representó un ingreso extraordinario de $710 mil pesos. A la fecha de elaboración de este reporte, la pérdida cambiaria registrada al 30 de junio se ha revertido.

Se amplió el contrato con Looney Tunes para incluir sus personajes de Warner Bros en el estampado de toallas. Anteriormente el contrato solo contemplaba el uso de esta licencia en salidas de baño para niños (hooded).

En el trimestre se realizó el lanzamiento de productos estampados con los personajes de Disney incluidos en las películas Cars y El Cofre de la Muerte (El Pirata del Caribe II).

Se contrató con Dreamworks la licencia de su película Flushed Away.

El índice de bursatilidad de la empresa pasó de la posición 112 en marzo a la posición 113 a junio del 2006.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:
- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

Los activos se registran a su costo de adquisición de conformidad a lo señalado por el Boletín B-10 5to documento de adecuaciones, el cual señala que para la actualización del mismo, se apliquen factores derivados del INPC y el tipo de cambio correspondiente al

cierre del ejercicio para los activos de procedencia extranjera.

En aplicación del Boletín C-15 de principios de contabilidad emitido por el Instituto Mexicano de Contadores Públicos, Deterioro en el valor de los activos de larga duración y su disposición, llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 30 de Junio de 2006 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 136,645

Prima en colocación acciones $ 47,679

Resultados acumulados $ 267,363

Reserva para recompra de acciones $ 8,308

Exceso o insuficiencia $ (208,226)

Resultado del ejercicio $ (1,486)

TOTAL CAPITAL CONTABLE $ 298,700

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 30 de Junio de 2006 el monto autorizado es de $ 27,847 de los cuales se han utilizado a esa fecha $ 19,539

El saldo al 30 de Junio de 2006 asciende a $ 8, 308

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$	6,915
Intereses a favor	$	(48)
Intereses netos	$	6,867
Efecto por paridad cambiaría	$	6,007
Resultado por posición monetaria	$	(781)

TOTAL COSTO $ 12,093

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto Inicio	Índice	Resultado Cierre	Acumulado	neto mes
Dic. 94	1,923	28.605		102.904	
Dic. 95	4,126		43.471		
Dic. 96	32,728	55.514			
Dic. 97	44,008		64.2420		
Dic. 98	56,867		76.195		
Dic. 99	66,053		85.581		
Dic.00		49,670	93.248		
Dic.01		29,335	97.354		
Dic.02		13,993	102.9040		
Dic.03		664	106.9960		

Dic. 04	7,515	112.5500
Dic. 05	16,859	116.3010
Enero 06	2,757	116.9830
Febrero 06	-1,545	117.1620
Mzo 06	-2,517	117.3090
Abril 06	-2,185	117.4810
Mayo 06	-707	116.9580
Junio 06	2,711	117.1685

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 2do trimestre del ejercicio 2006,se realizaron en un 66 % al mercado nacional y en un 34 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio vigente hasta Junio del 2004 consistente en aplicar un porcentaje sobre el saldo de la cartera.

NOTA 12 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006 y la administración de la entidad considera que su adopción en 2006 no provocará ningún efecto significativo en la información financiera ni en sus políticas contables.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　QUARTER: 2　　YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

SUBSIDIARIES

NOT CONSOLIDATED

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA	22/06/2007	7.21							0	3,897	0	0	0	0
BBVA	22/06/2007	7.44							0	5,009	0	0	0	0
BANCOMEXT	17/03/2007	6.09							0	11,130	0	0	0	0
BANCOMEXT	17/03/2007	6.09							0	11,130	0	0	0	0
BANCOMEXT	17/03/2007	6.11							0	11,130	0	0	0	0
BANCOMEXT	17/03/2007	6.12							0	11,130	0	0	0	0
BANCOMEXT	17/03/2007	6.13							0	11,130	0	0	0	0
		0.00							0	0	0	0	0	0
		0.00							0	0	0	0	0	0
SECURED														
		0.00	0	0	0	0	0	0						
GE CAPITAL	01/01/2012	7.04							0	7,035	9,793	10,285	10,803	43,608
GE CAPITAL	01/01/2012	7.04							0	1,114	1,551	1,629	1,711	6,907
GE CAPITAL	01/01/2012	7.04							0	224	311	327	344	1,387
BBVA	28/10/2009	7.49							0	1,064	2,832	0	0	0
COMMERCIAL BANKS														
BBVA	17/05/2007	9.30	0	3,817	0	0	0	0						
OTHER														
SANTANDER SERFIN	25/02/2007	7.38							0	4,497	0	0	0	0
TOTAL BANKS			0	3,817	0	0	0	0	0	78,490	14,487	12,241	12,858	51,902

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 2 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS		0.00	20,217	0	0	0	0	0						
VARIOS		0.00							17,246	0	0	0	0	0
TOTAL SUPPLIERS			20,217	0	0	0	0	0	17,246	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS		0.00	1,024	0	0	0	0	0						
VARIOS		0.00							2,765	0	0	0	0	0
TOTAL			21,241	3,817	0	0	0	0	20,011	78,490	14,487	12,241	12,858	51,902

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　QUARTER: 2　　YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,271	25,279	37	416	25,695
LIABILITIES POSITION	17,208	191,528	51	572	192,100
SHORT-TERM LIABILITIES POSITION	8,988	100,040	51	572	100,612
LONG-TERM LIABILITIES POSITION	8,220	91,488	0	0	91,488
NET BALANCE	(14,937)	(166,249)	(14)	(156)	(166,405)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	125,090	231,800	(106,710)	0.58	(619)
FEBRUARY	112,912	226,814	(113,902)	0.15	(171)
MARCH	112,567	221,549	(108,982)	0.13	(136)
APRIL	113,369	226,360	(112,991)	0.15	(165)
MAY	119,994	239,036	(119,042)	(0.45)	530
JUNE	117,450	239,902	(122,452)	0.18	(220)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(781)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	85.30
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0.00

NOTES

LA CAPACIDAD INSTALADA EN CUATRO TURNOS ES DE 740 TONELADAS MENSUALES DE LAS CUALES SE RESERVA EL 10% PARA SERVICIO. DURANTE EL SEGUNDO TRIMESTRE 2006 LA EMPRESA OPERO EN 3 TURNOS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	CIBA, DYSTAR			NO	12.68
MATERIALES INDIRECTOS	DIVERSOS			SI	5.00
		ALGODON	ECOM, CARGILL COTTON	NO	46.75

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	1,607,850	135,750	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE,	SAM´S CLUB
	0	0	0.0	HERITAGE,	CASA LEY, CHEDRAUI
	0	0	0.0	ROYAL CROWN,	COPPEL, CONTROL
	0	0	0.0	BIG ONE, CLASSIC	
FOREIGN SALES					
TOALLAS	849,170	63,740	0.0	HILASAL Y LAS DE	JC PENNEY,
	0	0	0.0	NUESTROS	MARMAXX,
	0	0	0.0	CLIENTES	MUSCOGE
	0	0	0.0		
	0	0	0.0		
TOTAL		199,490			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 2 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	849,170	63,740	ESTADOS UNIDOS Y	HILASAL Y LAS DE	JC PENNEY,
	0	0	CANADA	NUESTROS	MARMAXX,
	0	0		CLIENTES	MUSCOGE
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					
TOTAL		63,740			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 2 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	110,124,546	130,284,546	38,640,000	7,000	41,417
TOTAL			20,160,000	110,124,546	130,284,546	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 130,284,546

NOTES